United States securities and exchange commission logo





                              September 19, 2022

       Chao Xu
       General Counsel
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
2, 2022
                                                            CIK No. 0001935172

       Dear Mr. Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 5, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 2, 2022

       Cover Page

   1. We note the revisions made in response to prior comments 1, 2 and 10. Disclosure here and elsewhere states
that a VIE is an entity that "exercises operational control, bears the risk of, and enjoys the
rewards normally associated with ownership of the entity." Please revise to ensure you
refrain from implying that the contractual agreements are equivalent to equity ownership in
the business of the VIE. In this regard, we note neither the investors in the
holding company nor the holding company itself have an equity ownership in, direct
foreign investment in, or control of, through such ownership or
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany 19,
September NameXiao-I
              2022    Corporation
September
Page 2    19, 2022 Page 2
FirstName LastName
         investment, the VIE.
2. In your response to prior comment 37 you state that you do not elect to opt out of the extended transition period for complying with new or revised financial accounting standards; however, on the cover page you indicate that you have elected not to use the extended transition period. Please revise for consistency. Also, revise your disclosures on pages 26, 69 and F-24 to clearly disclose your election to use the extended transition period and to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.
3. We note the disclosure you added regarding the Statement of Protocol signed by the
         PCAOB and the CSRC. Please revise to clarify that the PCAOB will be required to assess whether it is able to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong by the end of 2022.
About this Prospectus
Conventions that apply to this Prospectus, page 1

4. We note the revisions made in response to prior comment 6. In light of your operations in
         Hong Kong, please ensure that disclosure throughout your prospectus clarifies that the legal and operational risks associated with operating in China also apply to operations in
         Hong Kong. In this regard, please discuss the commensurate laws and regulations in
         Hong Kong and any risks and consequences to the company associated with those laws and regulations. For example, please:

                provide additional disclosure related to the enforceability of civil liabilities in Hong
              Kong;
                disclose on the cover page how any regulatory actions related to data security or anti-
              monopoly concerns in Hong Kong have or may impact the company   s
ability to
              conduct its business, accept foreign investments, or list on a U.S. or foreign exchange; and
                provide risk factor disclosure to explain whether there is any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain
              how this oversight impacts the company   s business and the
offering and to what
              extent the company believes that it is compliant with the regulations or policies that have been issued.

5. We note the revisions made in response to prior comment 7. Please revise your definition of "'we,' 'us,' or the 'Company'" to exclude the variable interest entity, Shanghai Xiao-i.
Prospectus Summary
Our History and Corporate Structure, page 7

6. We note your response to prior comment 9. Please revise to disclose the ownership of the
         VIE, Shanghai Xiao-i, and the ownership of the remaining 30% of Guizhou Xiao-i.
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany 19,
September NameXiao-I
              2022    Corporation
September
Page 3    19, 2022 Page 3
FirstName LastName
Our Competitive Advantages, page 16

7. We note the revisions made in response to prior comment 25. While we note your disclosure that the court confirmed the validity of your patent in your 2012 patent infringement against a subsidiary of Apple, please revise to clearly state whether the court ruled on or determined whether Apple was infringing upon your patent. Additionally, with respect to the 2020 lawsuit against Apple discussed on page 113, please clarify whether the court has ruled on your behavior preservation application (injunction).
Consolidation, page 18

8. We note your response and revised disclosure in response to prior comment 13. The
            Investment deficit in VIE    and    Share of loss/income in VIE
line item titles and your
         explanation implies the VIE arrangement is similar to an equity method investment.
         Pursuant to the Exclusive Business Cooperation Agreement, the WFOE receives benefits of the VIE in the form of service fees and has an obligation to provide financial support to the VIE as needed. As you state that there were no services fees recognized for the years ended December 31, 2020 and 2021 and that there were no loans or capital contributions to the VIE for the three years ended December 31, 2021, please revise these line items to more appropriately describe the nature of the amounts. Also, as the Parent has no direct relationship with the VIE or its subsidiaries revise the line item
titles    Investment deficit
         in VIE   s subsidiaries    and    Share of loss/income in the VIE   s
subsidiaries   .
Permission Required from the PRC Authorities..., page 24

9. We note the revisions made in response to prior comment 15 and re-issue this comment in part. Please revise your summary to state affirmatively whether you have received all requisite permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors a and whether any permissions or approvals have been denied. Also, we note that you believe that CSRC approval is not required for the offering. Please revise to indicate if you relied on the opinion of counsel to reach this conclusions and, if so, identify counsel. If you did not rely on counsel, please explain why you did not consult counsel.
Dilution, page 76

10. Your response to prior comment 19 indicates that you revised the disclosure regarding dilution to exclude contract costs from net tangible book value; however, the amounts on page 76 were not revised. Please revise or advise.
Principal Shareholders, page 134

11. We note the revisions made in response to prior comment 27 and we re-issue this comment in part. Please revise to disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany 19,
September NameXiao-I
              2022    Corporation
September
Page 4    19, 2022 Page 4
FirstName LastName
         respect to the securities owned by River Hill China Fund L.P. Additionally, please ensure you disclose all of the information required by Item 7.A of Form 20-F. Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

12. We note your revised disclosure in response to prior comment 32. Please revise to explain how your ability to receive all of the economic benefit from and obligation to absorb all of the losses of the VIE and its subsidiaries is impacted by the non-controlling interest in
         Guizhou Xiao-I. In this regard, you disclose that you receive substantially all of the economic benefits of the VIE; however there is a 30 percent non-controlling interest in one of the VIE's subsidiaries. In addition, explain why the amount of the shareholder deficit attributable to non-controlling interest is such a significant portion of the VIE total
         shareholders    deficit as of December 31, 2020 and 2021.
Note 4. Prepaid Expenses and Other Assets, page F-25

13. We note your response and revised disclosure in response to prior comment 40. Footnote
         (2) on page F-25 indicates that the prepaid case acceptance fee for the Apple litigation was approximately $1.6 million; however the prepaid case acceptance fee balance is $3.9 million. Please explain why these amounts differ. Also, explain why you have recorded a prepaid asset considering the amounts were paid by third parties. In addition, reconcile this disclosure with the amount of litigation payable as of December 31, 2021 that you disclose mainly consists of the litigation fee of the Apple lawsuit paid by the third parties on behalf of the Group.
14. In the revised disclosure in response to prior comment 38 you disclose that receivables from third parties mainly includes "funds lent to third parties." Please revise to clarify your relationship to these third parties and explain why the company has lent funds to these third parties. In addition, revise your MD&A to separately discuss bad debt expense related to customer receivables and bad debt related to receivables from third parties. In this regard we note that on page 84 you disclose an increase in bad debt expenses of
         US$0.89 million, however we are unable to reconcile this to the amounts disclosed as bad debt expense on pages F-24 and F-25.
Note 9. Convertible Loans, page F-28

15. Please clarify the following in relation to your response and revised disclosure in response to prior comment 39:

                Your reference to issuing ordinary shares of an "affiliate" is unclear. Revise to clarify whether the shares to be issued if such loans were converted would be ordinary shares of Xiao-I Corporation upon completion of this
IPO.
                As these convertible loans are an obligation of the VIE it remains unclear how shares of Xiao-I Corporation could be issued in settlement of the VIE's obligations. On
 Chao Xu
FirstName LastNameChao Xu
Xiao-I Corporation
Comapany 19,
September NameXiao-I
              2022    Corporation
September
Page 5    19, 2022 Page 5
FirstName LastName
              page F-14 you disclose that creditors of the VIE   s third party
liabilities do not have
              recourse to the general credit of the Company and the Company is not a party to or guarantor on the Investment Agreement. Please advise.
                Clarify where the conversion formula described in your response as "converted into predetermined number of ordinary shares held by the Company, which equal to the proportion of loan's principal to target enterprise market value times the numbers of outstanding shares of the Company as of December 31, 2020" is addressed in the
              Investment Agreement in Exhibit 10.8.
                Revise to disclose the aggregate number of shares that would be issued in a hypothetical conversion of the total loans outstanding at December 31, 2021 assuming an IPO with an implied enterprise market value of $465 million, the minimum enterprise market value that could trigger conversion option.
                Clarify the timing of the repayment in cash or conversion into shares in relation to completion of this IPO.
                Tell us whether the Xu*** and Shi***loans were settled or were extended and disclose this in your subsequent event footnote.
Related Party Transactions, page F-33

16. We note your response to prior comment 28. Please revise to ensure you disclose the nature of the related party transactions and the material terms of the related party loans described on page F-33 for the previous three financial years up to the date of the document. For each loan, please disclose the nature of the loan and the transaction in which it was incurred and the interest rate on the loan. Refer to Item 7.B of Form 20-F.
Exhibit Index, page II-3

17. We note your response to prior comment 24. While the disclosure on page 82 references an "Intelligent Drawing Platform Operation and Technical Support Agreement", we note that Exhibit 10.11 is titled as "Operation and Technical Service Agreement of Intelligent
         Plan Review Platform Agreement." To the extent the highlighted disclosure on page 82 references Exhibit 10.11, please revise to refer to this agreement in a consistent manner in both locations. Alternatively, if these are distinct agreements, please also file the Intelligent Drawing Platform Operation and Technical Support Agreement.
General

18. Please revise to clarify how you intend to hold the NFTs such as whether they will be held in digital wallet, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure. To the extent that you intend to utilize a third party, expand your risk factors to discuss the risks associated with reliance on having a third-party have custody of your crypto assets.
19. Please supplementally provide us with your legal analysis as to whether the NFTs that will be offered and sold through your marketplace will be securities under
Section 2(a)(1) of
 Chao Xu
Xiao-I Corporation
September 19, 2022
Page 6
      the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner
      & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis, please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the
      NFTs after resale.
20. Tell us whether you will maintain royalty interest in or intellectual property ownership of the NFTs sold on your platform. Discuss the intellectual property underlying the NFTs and explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights.
21. Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of lack of liquidity and volatility as is relates to the
      NFT marketplace
22. Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                             Sincerely,
FirstName LastNameChao Xu
                                                             Division of
Corporation Finance
Comapany NameXiao-I Corporation
                                                             Office of
Technology
September 19, 2022 Page 6
cc:       Fred Summer
FirstName LastName